Exhibit (a)(1)(G)

TRANSCRIPT OF VIDEO PRESENTATION TO EMPLOYEES

Hello! Now that                          has gone over the terms of the offer and walked you though some hypothetical vesting examples, I’m here to take you through the election tool you’ll need to use should you decide to participate in the option exchange program.

Before you use the tool, however, it is critically important that you understand the terms and conditions of the offer. Read through all of the materials at go/optionexchange [display on screen], and feel free to email                         @google.com if you have questions which are not covered in the materials on the site. Please keep in mind, however, that Google cannot offer you any financial advice. This is a personal decision, and you should seek a financial, tax or similarly qualified professional for any advice on your personal situation.

[Display LDAP sign in page]

To access the tool, type “ go/optionexchangetool” [display on screen] into your browser. This will take you to an LDAP sign in page. Once you’ve entered your LDAP, you will be able to access the election tool. The main page will automatically display information about your option grants, including the total amount of options as well as the number of shares subject to each eligible option grant.

[Display main exchange tool page]

Once on the main page, you can elect to exchange all or just a portion of your eligible options. If you would like to choose to exchange all of your eligible options, you should select “SECTION I. Election to tender for exchange all eligible options.”

If you would like to choose to exchange only a portion of any specific option grant, you should select “SECTION II. Election to tender for exchange designated eligible options.” You will then have to specify the percentage of eligible options in each grant that you would like to exchange.

After you have selected the amount of your eligible options you’d like to exchange, please review once again the terms of the offer to be absolutely sure that you understand and agree to them. To confirm your election, enter your LDAP password in the space at the bottom of the page and click the “Validate and Submit” button.

[Display confirmation page]

You will then be taken to a confirmation page that summarizes your choice. Please print this page and keep it for your records.

[Display home page with previous selection]

You may withdraw your election at any time before the end of the offer period by returning to the election tool at go/optionexchangetool. You may change any previous election at any time, or cancel a previous election entirely by selecting “SECTION III. Withdrawal of Previous Election”, entering your LDAP password and clicking the “Validate and Submit” button.

You may change your election as many times as you like using this tool, but your last election entered as of 6:00 am Pacific time on March 9 will serve as your final election and control the extent of your participation in the exchange program. If you do not log into the tool at all, your option grants will not be exchanged and their terms and conditions will remain unchanged.

Please remember to spend some time reviewing the materials at go/optionexchange before making your final election, and if you have any questions not covered by the materials there, feel free to contact the team at                         @google.com.